New Found Gold Engages Project Finance Advisor

for the Queensway Gold Project

Vancouver, BC, November 28, 2025 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce that it has engaged Cutfield Freeman & Co. Ltd. ("CF&Co"), an independent global mining finance advisory firm, to act as its project finance advisor.

CF&Co will advise New Found Gold management on developing and implementing project finance strategies for the Queensway Gold Project ("Queensway"), located in Newfoundland and Labrador, Canada. As part of its mandate, CF&Co will assist in evaluating financing alternatives that may be available, act as point of contact with a variety of financiers and debt instrument providers, manage the due diligence process with short-listed financiers and advise management and the Company's board of directors on the final selection of financing alternatives.

Keith Boyle, CEO commented, "I am pleased to announce that we are working with CF&Co, a leading global mining finance firm with expertise in selecting optimal financing packages for the development and construction of mining projects. As indicated in Queensway's 2025 Preliminary Economic Assessment, the Company will be evaluating financing options for the $155 million initial capital expenditure required to fund Phase 1 production, currently targeted for H2/27."

About New Found Gold Corp.

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in Queensway, as well as the recently acquired Hammerdown Operation, Pine Cove Operation and Nugget Pond Hydrometallurgical Gold Plant. The Company is currently focused on advancing Queensway to production and bringing the Hammerdown Operation into steady-state gold production.

In July 2025, the Company completed a PEA at Queensway (see New Found Gold press release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential that covers a +110 km strike extent along two prospective fault zones at Queensway.

New Found Gold has a new board of directors and management team and a solid shareholder base which includes cornerstone investor Eric Sprott. The Company is focused on growth and value creation.

Keith Boyle, P.Eng.
Chief Executive Officer
New Found Gold Corp.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release, by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

Contact

For further information on New Found Gold, please visit the Company's website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.
Vice President, Communications and Corporate Development
Phone: +1 (416) 910-4653
Email: contact@newfoundgold.ca

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Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to CF&Co's engagement to act as the Company's project finance advisor to advise the Company's management on developing and implementing project finance strategies for Queensway, assist in evaluating financing alternatives that may be available, act as point of contact with financiers and debt instrument providers, manage the due diligence with short-listed financiers and advise management and the Company's board of directors on the final selection of financing alternatives; statements related to the selection of optimal financing packages for the development and construction of the Company's mining projects; and the planned evaluation of financing options for the $155 million initial capital expenditure required to fund Phase 1 production, currently targeted for H2/27. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "encouraging", "pending", "potential", "goal", "objective", "opportunity", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations,  the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans,  and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.